

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 4, 2011

<u>Via Airmail</u>

Erik Esveld
Onroerend Goed Beheer-en Beleggingsmaatschappij A. van Herk B.V.
Lichtenauerlaan 30
3062 ME Rotterdam
The Netherlands

> **Re: Crucell N.V.**
> **Schedule 14D-9 filed January 26, 2011 by The Van Herk Group**
> **SEC File No. 5-51066**

Dear Mr. Esveld:

The Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response letter.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

1. The cover page of the filing lists the following parties as filers: Onroerend Goed Beheer-en Beleggingsmaatschappij A. van Herk B.V. ("OGBBA"), A. van Herk Holding B.V. ("Holdings"), and Adrianus van Herk. However, the Schedule is signed by the first two entities only. Mr. Adrianus van Herk should sign the Schedule in his individual capacity as a filing person. Please revise.

2. See our last comment above. The disclosure in the body of the Schedule 14D-9 should be revised to consistently identify the filers listed on the Schedule, who

must each sign it in their individual capacities. For example, refer to the disclosure under Item 2, where you do not identify Mr. van Herk as a filer.

Item 4. The Solicitation or Recommendation, page 2

3. The disclosure in this section appears to be inconsistent. You state that the Filers do not intend to make a recommendation with respect to the Offer. However, in the next paragraph, you express the view of the Filers that "the Offer undervalues the Company." Similarly, in the press release attached as Exhibit 1 to the Schedule 14D-9, the Van Herk Group states that "the proposed bid of EUR 24.75 per share is too low," and goes on to provide a bullet point list of the reasons for such position. These statements appear to be inconsistent with a lack of a position or a neutral position with respect to the Offer. Indeed, as a third party who is not the target company in this Offer, your obligation to file a Schedule 14D-9 arises specifically because you made a recommendation to target security holders with respect to the Offer. See Rule 14d-9(b) and (e). Please revise or advise.

4. Explain why, if you have determined that the Offer undervalues the Company and is "meager," you have not made a decision with respect to whether you will tender your shares into the Offer. Revise the filing to explain the factors upon which such decision will be based and when you expect to make it.

5. See our comment above. Please include an undertaking in your response letter to amend the Schedule 14D-9 when you decide whether or not to tender into the Offer.

Please respond to the above comments promptly. If you have any questions about this letter or any other matters related to your filing or the Offer, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Jan J.H. Joosten, Esq.
        Hughes, Hubbard & Reed LLP
        via facsimile (212) 299-6802